Exhibit 2.1

ARTICLES OF AMENDMENT AND RESTATEMENT

OF THE

ARTICLES OF INCORPORATION

OF

COMMUNITY HERITAGE FINANCIAL, INC.

The undersigned, being authorized to execute and file these Articles of Amendment and Restatement of the Articles of Incorporation (“Articles of Amendment and Restatement”) of Community Heritage Financial, Inc., a Maryland Corporation (“Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Corporation desires to amend and restate its Articles of Incorporation in its entirety pursuant to these Articles of Amendment and Restatement. The provisions set forth in these Articles of Amendment and Restatement are all the provisions of the Articles of Incorporation of the Corporation as currently in effect.

SECOND: The Articles of Incorporation of the Corporation are hereby amended and restated by striking Articles 1 through 12 of the Articles of Incorporation in their entirety and substituting in lieu thereof the following:

ARTICLE 1

Name

The name of the corporation (which is hereinafter called the “Corporation”) is:

COMMUNITY HERITAGE FINANCIAL, INC.

ARTICLE 2

Purposes

The purposes for which the Corporation is formed are as follows:

(a)      to own and hold the stock of financial institutions and otherwise operate as a financial institution holding corporation and to carry on any and all business activities permitted by law; and

(b)      to engage in any other lawful act or activity that may be carried on by a corporation under the Maryland General Corporation Law (the “MGCL”), whether or not related to the business described elsewhere in this Article or to any other business at the time or theretofore engaged in by the Corporation.

The foregoing enumerated purposes and objects shall be in no way limited or restricted by reference to, or inference from, the terms of any other clause of this or any other Article of the Charter of the Corporation, and each shall be regarded as independent; and they are intended to be and shall be construed as powers as well as purposes and objects of the Corporation and shall be in addition to and not in limitation of the general powers of corporations under the MGCL.

ARTICLE 3

Principal Office

The street address of the principal banking office of the Corporation is 24 West Main Street, Middletown, Maryland 21769.

ARTICLE 4

Resident Agent

The name and address of the resident agent of the Corporation is J. Michael Hill, having an address of 24 West Main Street, Middletown, Maryland 21769. Said resident agent of the Corporation is a citizen of the State of Maryland.

ARTICLE 5

Board of Directors

(a)         The number of directors of the Corporation is nine, which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws of the Corporation, but shall never be less than the minimum number required by the MGCL. The directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class (“Class 1”) to expire at the conclusion of the annual meeting of stockholders to be held in 2022, the term of office of the second class (“Class 2”) to expire at the conclusion of the annual meeting of stockholders to be held in 2020 and the term of office of the third class (“Class 3”) to expire at the conclusion of the annual meeting of stockholders to be held in 2021, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election or for such shorter period of time as the Board of Directors may determine, with each director to hold office until his or her successor shall have been duly elected and qualified.

The names and addresses of those individuals who will serve as directors of the Corporation until their successors are elected and qualify are as follows:

Class 1 Directors	Term to Expire	Address
Robert E. Goetz, Jr.	2022	24 West Main Street Middletown, Maryland 21769
John T. Routzahn, III	2022	24 West Main Street Middletown, Maryland 21769
John J. Rudy	2022	24 West Main Street Middletown, Maryland 21769

Class 2 Directors	Term to Expire	Address

A. Dennis Remsburg	2020	24 West Main Street Middletown, Maryland 21769
James G. Pierne	2020	24 West Main Street Middletown, Maryland 21769
Todd M. Snook	2020	24 West Main Street Middletown, Maryland 21769

Class 3 Directors	Term to Expire	Address
James H. Clapp	2021	24 West Main Street Middletown, Maryland 21769
J. Thomas Routzahn, Jr.	2021	24 West Main Street Middletown, Maryland 21769
Richard L. Kefauver	2021	24 West Main Street Middletown, Maryland 21769

(b)         Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. Stockholder proposals to be presented in connection with a special meeting of stockholders shall be presented by the Corporation only to the extent required by Section 2-502 of the MGCL and the Bylaws of the Corporation.

(c)         Any vacancies in the Board of Directors may be filled in the manner provided in the Bylaws of the Corporation.

(d)         Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (after giving effect to the provisions of Article 6 hereof) voting together as a single class.

(e)         The Board of Directors shall have the exclusive power and authority to amend, alter, change, or repeal the Bylaws of the Corporation or any provision thereof, and to make from time to time additional Bylaws, in all cases subject to such voting requirements as may be set forth in the Bylaws of the Corporation.

(f)         The enumeration and definition of particular powers of the Board of Directors included in this Article 5 or Article 6 hereof shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of the Articles of Incorporation of the Corporation or be construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the general laws of the State of Maryland now or hereafter in force (including, without limitation, the MGCL).

ARTICLE 6

Capital Stock

(a)         The total number of shares of capital stock of all classes that the Corporation has authority to issue is eleven million (11,000,000) shares, consisting of:

1.	Ten million (10,000,000) shares of common stock, $0.01 par value per share (the “Common Stock”); and

2.	One million (1,000,000) shares of preferred stock, $0.01 par value per share (the “Preferred Stock”).

The aggregate par value of all authorized shares is $110,000.

(b)         The designations and the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the shares of each class of capital stock are as follows:

(i)         Common Stock. Subject to all of the rights of holders of any preferred stock established pursuant to Section (b)(ii) of this Article 6, each share of Common Stock shall possess all such rights and privileges as are afforded to capital stock by applicable law, including, but not limited to, the following rights and privileges:

(A)         dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends;

(B)         the holders of Common Stock shall have the right to vote on all matters requiring stockholder action, each share being entitled to one vote; and

(C)         upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests after (i) payment or provision for payment of the Corporation’s debts and liabilities and (ii) distributions or provisions for distributions to holders of any class or series of stock having a preference over the Common Stock in the liquidation, dissolution or winding up of the Corporation.

(ii)         Preferred Stock. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of such Preferred Stock, including the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or terms or conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors and in Articles Supplementary filed as required by law from time to time prior to the issuance of any shares of such series. The provisions contained in these Articles of Incorporation are subject at all times to the rights of the holders of any series of Preferred Stock that may be outstanding from time to time.

(c)         The Board of Directors is hereby empowered to authorize the issuance from time to time of shares of the Corporation’s stock of any class, whether now or hereafter authorized, or securities convertible into or exchangeable for shares of its stock of any class or classes, whether now or hereafter authorized, for such consideration as the Board of Directors deems advisable, and without any action by the stockholders.

(d)         The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock.

(e)         A majority of the entire Board of Directors, without action by the stockholders, may amend the Charter to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class that the Corporation has authority to issue.

ARTICLE 7

Preemptive Rights

(a)         No holder of any stock or any other securities of the Corporation, whether now or hereafter authorized, shall have any preemptive right to subscribe for or purchase any stock or any other securities of the Corporation other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix; and any stock or other securities which the Board of Directors may determine to offer for subscription may, as the Board of Directors in its sole discretion shall determine, be offered to the holders of any class, series or type of stock or other securities at the time outstanding to the exclusion of the holders of any or all other classes, series or types of stock or other securities at the time outstanding.

ARTICLE 8

Extraordinary Transactions

(a)         No Subject Transaction (as that term is defined below) shall be valid unless approved by the affirmative vote, cast in person or by proxy, of the holders of record of at least eighty percent (80%) of the shares of the capital stock of the Corporation entitled to vote thereon, unless the Subject Transaction shall have been approved by at least two-thirds of the directors of the Corporation.

(b)         As used herein, the term “Subject Transaction” means any of the following:

(i)         the merger or consolidation of the Corporation or any subsidiary of the Corporation whereby the Corporation or its subsidiary is not a successor or surviving entity;

(ii)         the sale, exchange, transfer, or other disposition (in a single transaction or a series of transactions) of all or substantially all of the assets of the Corporation or any subsidiary of the Corporation;

(iii)         any offer for the exchange of securities of another entity for the securities of the Corporation (including, without limitation, a statutory share exchange); and/or

(iv)         the dissolution or liquidation of the Corporation.

ARTICLE 9

Evaluation of Certain Offers

The Board of Directors, when evaluating (i) any offer of another Person (as defined below) to (A) make a tender or exchange offer for any equity security of the Corporation, (B) merge or consolidate the Corporation with another corporation or entity, or (C) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation or (ii) any other actual or proposed transaction that would or may involve a change in control of the Corporation (whether by purchases of shares of stock or any other securities of the Corporation in the open market or otherwise, tender offer, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of the assets of the Corporation, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of the Corporation and its stockholders and in making any recommendation to the Corporation’s stockholders, give due consideration to all relevant factors, including, but not limited to: (A) the economic effect, both immediate and long-term, upon the Corporation’s stockholders, including stockholders, if any, who do not participate in the transaction; (B) the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located; (C) whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of the Corporation; (D) whether a more favorable price could be obtained for the Corporation’s stock or other securities in the future; (E) the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of the Corporation and its subsidiaries; (F) the future value of the stock or any other securities of the Corporation or the other entity to be involved in the proposed transaction; (G) any antitrust or other legal and regulatory issues that are raised by the proposal; (H) the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and (I) the ability of the Corporation’s subsidiary bank to fulfill its objectives as a federally insured financial institution under applicable statutes and regulations. If the Board of Directors determines that any proposed transaction of the type described in clause (i) or (ii) of the immediately preceding sentence should be rejected, it may take any lawful action to defeat such transaction, including, but not limited to, any or all of the following: advising stockholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of the Corporation; selling or otherwise issuing authorized but unissued stock or other securities or granting options or rights with respect thereto; and obtaining a more favorable offer from another individual or entity. This Article 9 does not create any implication concerning factors that the Board of Directors is required to consider regarding any proposed transaction of the type described in clause (i) or (ii) of the first sentence of this Article 9.

For purposes of this Article 9, a “Person” shall include an individual, a group acting in concert, a corporation, a partnership, an association, a joint venture, a pool, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group or entity formed for the purpose of acquiring, holding or disposing of securities.

ARTICLE 10

Limitation of Liability

To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Articles of Incorporation of the Corporation or repeal of any of its provisions shall limit or eliminate the limitation on liability provided to directors and officers hereunder with respect to any act or omission occurring prior to such amendment or repeal.

ARTICLE 11

Indemnification of Directors and Officers

The Corporation shall indemnify (a) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including, without limitation, the advance of expenses to the full extent permitted by law, and (b) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve, and amend from time to time such bylaws, resolutions, or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

The Corporation shall not be liable for any payment under this Article 11 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in this Article 11 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Any repeal or modification of this Article 11 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 11 is in force.

ARTICLE 12

Amendment of the Articles of Incorporation

The Corporation reserves the right from time to time to make any amendments to the Articles of Incorporation which may now or hereafter be authorized by law, including any amendments changing the terms or contract rights, as expressly set forth in the Articles of Incorporation, of any of its outstanding stock, by classification, reclassification or otherwise.

No amendment, addition, or change to, or alteration or repeal of, ARTICLE 5, ARTICLE 8, ARTICLE 9, ARTICLE 10, ARTICLE 11 or this ARTICLE 12 shall be made unless such action is approved by the affirmative vote, cast in person or by proxy, of the holders of record of at least eighty percent (80%) of the shares of the capital stock of the Corporation entitled to vote thereon.

THIRD: The foregoing amendment and restatement of the Articles of Incorporation of the Corporation was duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation, pursuant to and in accordance with MGCL.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article 3 of the foregoing amendment and restatement of the Articles of Incorporation.

FIFTH: The name and address of the Corporation’s current resident agent is as set forth in Article 4 of the foregoing amendment and restatement of the Articles of Incorporation.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article 5 of the foregoing amendment and restatement of the Articles of Incorporation.

SEVENTH: (a) As of immediately before the foregoing amendment and restatement of the Articles of Incorporation, the total number of shares of capital stock of all classes that the Corporation has authority to issue is five million (5,000,000) shares, consisting of four million (4,000,000) shares of common stock, par value $0.01 per share, and one million (1,000,000) shares of preferred stock, $0.01 par value per share.

     (b)         As of immediately following the foregoing amendment and restatement of the Articles of Incorporation, the total number of shares of capital stock of all classes that the Corporation has authority to issue is eleven million (11,000,000) shares, consisting of ten million (10,000,000) shares of common stock, $0.01 par value per share, and one million (1,000,000) shares of preferred stock, $0.01 par value per share.

     (c)         The aggregate par value of all authorized shares having a par value is fifty thousand dollars ($50,000.00) as of immediately before the foregoing amendment and restatement of the Articles of Incorporation and one hundred ten thousand dollars ($110,000.00) as of immediately following the foregoing amendment and restatement of the Articles of Incorporation.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, COMMUNITY HERITAGE FINANCIAL, INC. has caused these Articles of Amendment and Restatement to be signed and acknowledged in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this 14th day of January, 2021, and its President and Chief Executive Officer acknowledges that these Articles of Amendment and Restatement are the act of Community Heritage Financial, Inc. and he further acknowledges that, as to all matters or facts set forth herein which are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information, and belief, and that this statement is made under the penalties for perjury.

ATTEST:		COMMUNITY HERITAGE FINANCIAL, INC.

/s/ Dawn R. Woods		By:	/s/ Robert E. Goetz, Jr.
Name:	Dawn R. Woods	Name:	Robert E. Goetz, Jr.
Title:	Secretary	Title:	President and Chief Executive Officer

CONSENT OF RESIDENT AGENT

OF COMMUNITY HERITAGE FINANCIAL, INC.

The undersigned hereby consents to be named by Community Heritage Financial, Inc. as its resident agent in the State of Maryland.

/s/ J. Michael Hill
J. Michael Hill